Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 9 DATED JANUARY 15, 2025

TO THE OFFERING CIRCULAR DATED MARCH 27, 2024

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated March 27, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to disclose (i) the updated Net Asset Value (“NAV”) per Unit, (ii) the Company’s declaration of a distribution to its Members, and (iii) corrections to certain property-related information previously disclosed that contained immaterial typographical errors.

Updated Unit Purchase Price Based On Net Asset Value (“NAV”) Per Unit

On January 10, 2025, the Roots REIT Management, LLC (the “Manager”) announced that the net asset value (“NAV”) per unit of limited liability company membership interest of the Company (each, a “Unit”) will increase from $137 to $140 effective as of January 10, 2025.

As described in the Company’s Offering Circular, the purchase price of the Company’s Units is adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter) and is equal to the Company’s NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. Accordingly, the purchase price was adjusted to $140 per Unit, beginning on January 10, 2025, and will be effective until updated by the Company at the beginning of the second quarter of 2025, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

NAV per Unit is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s Units outstanding as of December 31, 2024. The Company’s NAV per Unit is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Units—Valuation Policies.”

The Company’s NAV per Unit as of January 10, 2025, increased by $3.00 since the last NAV announcement at the beginning of the Fourth quarter of 2024.

Declaration Of Distribution

On January 10, 2025, the Manager announced a quarterly cash distribution of $1.50 per Unit of the Company for unitholders of record as of the close of business on November 30, 2024, so long as such Units were owned through December 31, 2024. The total amount that will be distributed is $581,734 and Distributions are expected to be paid before January 31, 2025.

Update of Certain Property-related Information

The Company discovered certain immaterial typographical errors related to property-specific information previously disclosed in the Company’s Offering Circular, as supplemented from time to time. Below is a reproduction of the property-related information with corrections. The incorrect information is struck through, with the correct information added.

Property acquired effective September 30, 2023:

Property Address:	1017 Mayson Turner Road Atlanta, GA 30314
Description:	This 2,496 square foot ~~two-family~~ single-family home was built in 1920. It contains 3 bedrooms and 3.5 bathrooms and sits on approximately 0.15 acres.
Purchase Price by Roots:	$350,000 cash purchase
Current Market Value:	$380,000

Properties acquired effective March 31, 2024:

Property Address:	87 Lucy Street Atlanta, GA 30312
Description:	This 2,215 square-foot multifamily was built in 1920 and has 3 units, comprising two (2) ~~4 bedrooms and 3 bathrooms~~ units of 1 bedroom and 1 bath and one (1) unit of 2 bedrooms and 1 bathrooms. The property sits on approximately 0.04 acres
Purchase Price by Roots:	$850,000 cash purchase
Current Market Value:	$950,000

Property Address:	6037 Blackhawk Trail SE Mableton, GA 30126
Description:	This 1,200-square-foot ~~multi-family~~ single-family was built in 1961 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.24 acres.
Purchase Price by Roots:	$252,761 cash purchase
Current Market Value:	$255,000

Property acquired July 24, 2024:

Property Address:	1984 Wellbourne Drive, Atlanta, Fulton County, Georgia
Description:	This property consists of 8 units totaling 6,477 square feet in one, two-story building built in 1960. The Property sits on approximately 0.18 acres.
Purchase Price by Roots:	~~$1,399,22.79 cash purchase~~ $1,399,221.70 cash purchase
Current Market Value:	$1,580,000

Properties acquired September 30, 2024:

Property Address:	2710 Dunmoreland Terrace Atlanta, GA 30349
Description:	This 1,326-square-foot ~~multi-family~~ single-family was built in 1960 and has 3 bedrooms, and 1.5 bathrooms, and sits on approximately 0.49 acres.
Purchase Price by Roots:	$216,459 allocated purchase price
Current Market Value:	$235,000

Property Address:	2732 Randall Street, East Point 30344
Description:	This 1,326-square-foot ~~multi-family~~ single-family was built in 1930 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.24 acres.
Purchase Price by Roots:	$256,000 allocated purchase price
Current Market Value:	$268,000

Property Address:	2760 Dearwood Drive SW Atlanta GA 30315
Description:	This 1,060 square-foot ~~multi-family~~ single-family was built in 1957 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.35 acres
Purchase Price by Roots:	$236,909 allocated purchase price
Current Market Value:	$250,000

Property Address:	2851 Akron Street East Point, GA 30344
Description:	This 1,820-square-foot ~~two-unit dwelling home~~ single-family was built in 1948 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.25 acres.
Purchase Price by Roots:	$260,000 allocated purchase price
Current Market Value:	$308,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: January 15, 2025

Safe Harbor Statement

This supplement to our Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 27, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.